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                                                                      Exhibit 19

Butler
Manufacturing
Company
SECOND
QUARTER
REPORT 1995
Six Months Ended
June 30, 1995
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:


Butler's upward trend in sales and earnings continued in the second quarter of 1995. Quarterly sales of $207 million increased 18% from last year's second quarter, and net income of $6.2 million, or $.81 per share, was 16% above the level of 1994.

For the first six months of this year, sales were $402 million, up 37% from a year ago. Year-to-date net earnings of $9.8 million, or $1.29 per share, compare with earnings of $3.7 million, or $.51 per share, for the first half of 1994.

As a result of our continuing good financial results, and reflecting confidence in our market position and outlook for future earnings and cash flow, the Board of Directors at their June meeting approved a 3-for-2 stock split and a 50% increase in the quarterly cash dividend. All per share amounts above reflect the effects of the stock split. As previously announced and communicated to shareholders, both the stock split, and the quarterly dividend at the new rate of $.15 per share on a pre-split basis, are being paid July 17 to stockholders of record on June 30.

The improvement in Butler's earnings for the first six months of 1995 was mostly the result of strong performance by our U.S. metal buildings business. Their sales and profitability were both sharply higher than during the same period last year. While we expect this division to continue its sales and profit growth in the second half of the year, we anticipate that the rate of improvement will begin to slow as this business was operating at record levels during the same period in 1994. Current backlog is higher than the exceptional levels at this time last year, and order rates remain very encouraging.

Butler's Vistawall architectural aluminum business is also achieving outstanding results in 1995. In June they completed the acquisition of the Skywall product line from its previous private ownership. The Skywall product line includes translucent fiberglass panel systems that ideally complement the existing Naturalite skylight and Vistawall curtain wall glass systems.

From the vantage point of mid-year it is now apparent that our European operations will not recover in 1995 to the full extent anticipated earlier. Their year-to-date loss is about equivalent to last year, and, while their backlog is up 66% and their second half will show definite improvement, they will not achieve break-even profitability for the year, as we had planned.

Butler's total backlog at the close of the second quarter was $270 million, up 6% from the same time last year. While we are monitoring closely the sometimes conflicting signals being given by external economic indicators, it is clear from our own prospect activity, proposal levels, order rates, and current backlog, that 1995 will be another excellent year for Butler.

                               Cordially yours,

                               /s/ Robert H. West

                               Robert H. West
                               Chairman and
                               Chief Executive Officer

                               July 17, 1995
                               Butler Manufacturing Company